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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ACTION PERFORMANCE COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

004933107

(CUSIP Number)

International Speedway Corporation	Speedway Motorsports, Inc.
1801 W International Speedway Blvd.	5555 Concord Parkway South
Daytona Beach, FL 32114-1243	Concord, NC 28027
Telephone No. (386) 947-6446	Telephone No. (704) 455-3230
Attention: Glenn Padgett, Esquire	Attention: Marylaurel E. Wilks, Esquire

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 004933107

1.	Name of Reporting Person: International Speedway Corporation		I.R.S. Identification Nos. of above persons (entities only): 59-0709342

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63(2)

14.	Type of Reporting Person (See Instructions): CO

(1)	This number includes: (1) (a) 906,800 shares of Common Stock, owned by Mr. Fred Wagenhals, plus (b) up to 906,800 shares of Common Stock which may still be owned by Ms. Lisa Wagenhals, former wife of Mr. Fred Wagenhals (Mr. Wagenhals has the right to vote the Common Stock owned by Ms. Wagenhals) which is equal to 1,813,600 shares of Common Stock; plus (2) (a) the options to purchase 284,195 shares of Common Stock owned by Mr. Fred Wagenhals, plus (b) the options to purchase up to 284,195 shares of Common Stock which may still be owned by Ms. Wagenhals, which is equal to options to purchase 568,390 shares of Common Stock. The aggregate total is equal to 2,381,990 shares of Common Stock. The 2,381,990 shares of Common Stock are subject to the Shareholder Agreement (defined herein) between SMISC, LLC and Mr. Fred Wagenhals (as a shareholder under the agreement) as described in Items 3 through 6 below. The Reporting Persons cannot be sure that Ms. Wagenhals has not disposed of any of the Common Stock or options owned by her. If Ms. Wagenhals has disposed of any of her Common Stock or options to acquire Common Stock, Mr. Wagenhals would no longer have the right to vote such shares, nor would the Reporting Persons have any shared voting rights with respect thereto. As a result, the “Shared Voting Power” and “Aggregate Amount Beneficially Owned By Each Reporting Person” amounts set forth in Items 8 and 11 of this cover page would be reduced accordingly. Such a reduction would also affect the percentage set forth in Item 13 of this cover page.

Pursuant to the Shareholder Agreement, SMISC, LLC, Lesa France Kennedy and Marcus G. Smith have each been granted an irrevocable proxy by Mr. Wagenhals to vote his shares and the shares of Common Stock owned by Ms. Wagenhals (as described above) (this includes any Common Stock purchased pursuant to the exercise of any options owned by Mr. Wagenhals or Ms. Wagenhals). Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because Reporting Persons may be deemed to have beneficial ownership of such shares because of the Shareholder Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on the 18,858,711 shares of Common Stock outstanding as of August 29, 2005 and assuming the issuance of additional shares upon the exercise of the options described in footnote (1) and the nonexercise of any other outstanding options.

CUSIP No. 004933107

1.	Name of Reporting Person: Motorsports International Corporation		I.R.S. Identification Nos. of above persons (entities only): 23-1987125

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): CO

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: 88 Corp.		I.R.S. Identification Nos. of above persons (entities only): 59-3617615

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): CO

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: France Family Group		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): OO

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: Speedway Motorsports, Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0363307

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): CO

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: SMISC Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): CO

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: O. Bruton Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): IN

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: SMISC, LLC		I.R.S. Identification Nos. of above persons (entities only): NONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,381,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): HC

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: Motorsports Authentics, LLC		I.R.S. Identification Nos. of above persons (entities only): 20-3204820

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,831,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,831,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): HC

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: Motorsports Authentics, Inc.		I.R.S. Identification Nos. of above persons (entities only): NONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,381,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,831,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): CO

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: Lesa France Kennedy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,831,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,831,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): IN

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

CUSIP No. 004933107

1.	Name of Reporting Person: Marcus G. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,831,990*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,831,990*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.63**

14.	Type of Reporting Person (See Instructions): IN

* See Footnote 1 on Page 3.

** See Footnote 2 on Page 3.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Statement of
The Reporting Persons (as defined herein)
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
ACTION PERFORMANCE COMPANIES, INC.

Item 1.	Security and Issuer
This Statement on Schedule 13D (the “Statement”) is being filed with respect to the common stock, $0.01 per share (the “Common Stock”) of Action Performance Companies, Inc., an Arizona corporation (“Action” or the “Issuer”). The Issuer’s principal executive offices are located at 1480 South Hohokam Drive, Tempe, Arizona 85281.

Item 2.	Identity and Background
This Statement is being filed (i) by SMISC, LLC, a Delaware limited liability company (“SMISC”), Ms. Lesa France Kennedy, an individual and resident of the State of Florida (“Ms. Kennedy”), and Mr. Marcus G. Smith, an individual and resident of the State of North Carolina (“Mr. Marcus G. Smith”), as direct beneficial owners of the Common Stock, and (ii) by virtue of their respective direct and indirect holdings of the securities of SMISC, Motorsports International Corporation, a Pennsylvania corporation (“MIC”), 88 Corp., a Delaware corporation (“88 Corp”), International Speedway Corporation, a Florida corporation (“ISC”), the “France Family Group”, which consists of William C. France, James C. France, members of their families and entities controlled by the natural person members of the group1, SMISC Holdings, Inc., a North Carolina corporation (“SMISC Holdings, Inc.”), Speedway Motorsports, Inc., a Delaware corporation (“SMI”), and Mr. O. Bruton Smith, an individual and resident of the State of North Carolina, and (iii) by Motorsports Authentics, LLC, a Delaware limited liability company (“Motorsports LLC”), a wholly-owned subsidiary of SMISC and Motorsports Authentics, Inc, an Arizona corporation (the “Merger Sub”), a wholly-owned subsidiary of Motorsports LLC. The foregoing parties shall be collectively referred to herein as the “Reporting Persons.” By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his or her behalf.
As of February 14, 2005, the France Family Group owned 35.12% of the total outstanding shares and controlled 62.0% of the total voting rights represented by shares outstanding of ISC.2 ISC

[1]	A complete list of all the members of the France Family Group can be found in its 12th amendment to Schedule 13G which was filed with the SEC on February 14, 2005 with respect to ISC as the issuer.

[2]	See 12th amendment to Schedule 13G which was filed with the SEC on February 14, 2005 with respect to ISC as the issuer.

holds 100% of the issued and outstanding stock of 88 Corp. 88 Corp holds 100% of the issued and outstanding stock of MIC. MIC holds 50% of the membership interests of SMISC and shares equally the management of SMISC with the other 50% member of SMISC — SMISC Holdings, Inc. SMI holds 100% of the issued and outstanding stock of SMISC Holdings, Inc. Mr. O. Bruton Smith beneficially owns, directly and indirectly, approximately 63% of the issued and outstanding stock of SMI. SMISC holds 100% of the membership interests of Motorsports LLC and as sole member manages the affairs of Motorsports LLC. Motorsports LLC holds 100% of the stock of Merger Sub. Ms. Kennedy and Mr. Marcus G. Smith are managers of SMISC and each has been granted an irrevocable proxy with respect to the Common Stock pursuant to the terms of the Shareholder Agreement (as defined herein). Ms. Kennedy is also a member of the France Family Group.
The principal executive offices of the France Family Group, ISC, 88 Corp, and Motorsports LLC are located at 1801 W. International Speedway Blvd, Daytona Beach, FL 32114-1243. The principal executive offices of MIC are located at 12626 U.S. 12, Brooklyn, MI 49230. The principal executive offices of Motorsports LLC and SMISC are located at 6047 Tyvola Glen Circle, Charlotte, NC 28217. Ms. Kennedy is a citizen of the United States and is the President and a Director of ISC. Her business address is 1801 W. International Speedway Blvd, Daytona Beach, FL 32114-1243.
The principal executive offices of SMI are located at 5555 Concord Parkway South, Concord, NC 28027. Mr. O. Bruton Smith is a citizen of the United States and is the Chairman and Chief Executive Officer of SMI. Mr. Marcus G. Smith is a citizen of the United States and is the Executive Vice President of National Sales and Marketing for SMI. The business address for Mr. O. Bruton Smith, Mr. Marcus G. Smith, and SMISC Holdings, Inc. is 5555 Concord Parkway South, Concord, NC 28027.
While various members of the France Family Group have other business interests, the only purpose of the group is to own and vote the stock of ISC. ISC is a leading promoter of motorsports entertainment activities in the United States. The general nature of ISC’s business is a motorsports themed amusement enterprise; furnishing amusement to the public in the form of motorsports themed entertainment. 88 Corp is a holding company for certain of ISC’s businesses. MIC conducts online event ticket sales on behalf of ISC and conducts concession operations. SMISC currently does not engage in any business other than holding the membership interests of Motorsports LLC. Motorsports LLC does not engage in any business other than holding the stock of Merger Sub. Merger Sub, through the merger with and into Surviving Entity (as defined herein), intends to manufacture and sell motorsports licensed merchandise, including apparel, souvenirs and other collectibles.
SMI is a leading promoter and marketer of motorsports entertainment in the United States. SMI also provides event souvenir merchandising services, food, beverage and hospitality catering services, and broadcasts syndicated motorsports programming through its subsidiaries. SMISC Holdings, Inc. is a holding company for the SMISC membership interests.
Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Persons: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.
During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any of the Schedule 1 Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons are reporting jointly pursuant to Rule 13(d)-1(k)(1) solely for purposes of the Merger (as defined herein) and transactions described herein. The Reporting Persons may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) but specifically disclaim any intention to operate as a “group” for any purpose other than the transactions described in this Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.
SMISC, Merger Sub and Issuer entered into an Agreement and Plan of Merger, dated as of August 29, 2005 (the “Merger Agreement”), which is included as Exhibit 2 to this Schedule 13D. Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer and Issuer will continue as the surviving entity (the “Surviving Entity”) and as an indirect wholly-owned subsidiary of SMISC (the “Merger”). Following the consummation of the Merger, Surviving Entity will be renamed “Motorsports Authentics, Inc.” Pursuant to a provision of the Merger Agreement, the form of the merger transaction may be changed prior to the consummation thereof. The consummation of the Merger is subject to the approval of the shareholders of Issuer and other customary closing conditions.
As a condition and inducement to SMISC and Merger Sub to enter into the Merger Agreement with the Issuer, Fred Wagenhals, the chief executive officer, president, chairman of the board, and beneficial owner of approximately 12.63% of the shares of Issuer (the “Primary Shareholder”), entered into a shareholder agreement, dated as of August 29, 2005 (the “Shareholder Agreement”) with SMISC. A copy of the Shareholder Agreement is included as Exhibit 3 to this Schedule 13D. Pursuant to the Shareholder Agreement, the Primary Shareholder has agreed to vote all of the shares of Common Stock owned and controlled3 by him at the time of the shareholders meeting considering the Merger and the Merger Agreement (the “Subject Shares”) in favor of the Merger, the Merger Agreement and the transactions

[3]	Mr. Wagenhals has the right to vote up to 906,800 shares of Common Stock owned by his former wife. In addition, Ms. Wagenhals may still own options to purchase up to 284,195 shares of Common Stock. If Ms. Wagenhals exercises her options, Mr. Wagenhals will have the right to vote any shares that result from such exercise. The Reporting Persons cannot be sure that Ms. Wagenhals has not disposed of any of the Common Stock or options owned by her. If Ms. Wagenhals has disposed of any of her Common Stock or Common Stock owned by her resulting from the exercise of her options, Mr. Wagenhals would no longer have the right to vote such shares, nor would Reporting Persons have any rights with respect thereto.

contemplated thereby. The required vote of Action to approve the Merger is a majority of issued and outstanding shares of Common Stock.
None of the Reporting Persons has agreed to, or has paid, any additional consideration to Mr. Wagenhals (other than the agreement to pay Merger Consideration due to Mr. Wagenhals at closing for the shares of the Common Stock of the Issuer that he owns) in connection with his entering into the Shareholder Agreement.

Item 4.	Purpose of the Transaction
The information included in Item 3 of this Statement is hereby incorporated by reference into this Item 4.
As described in Item 3 above, this Schedule 13D relates to the acquisition of Issuer by SMISC by way of a statutory merger of Merger Sub with and into Issuer, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Issuer, renamed Motorsports Authentics, Inc. (as described in Item 3 above), will continue as the Surviving Entity.
Merger Agreement
By virtue of the Merger, each share of Common Stock will be converted into the right to receive cash in the amount of $13.00 (the “Merger Consideration”). Options to purchase Common Stock (“Options”) that are outstanding at the effective time of the Merger will be cancelled and terminated and a holder of any such Option shall receive a single lump sum cash payment equal to (A) the product of (1) the number of shares of Common Stock for which such Option shall not theretofore have been exercised and (2) the Merger Consideration, minus (B) the product of (1) the number of shares of Common Stock for which such Option shall not theretofore have been exercised and (2) the per share exercise price of such Option (provided that if such calculation results in a negative number, the lump sum cash payment shall be deemed to be $0).
Warrants to purchase Common Stock (“Warrants”) that are outstanding at the effective time of the Merger will be cancelled and terminated and a holder of any such Warrant shall receive a lump sum cash payment equal to (i) the product of (A) the number of shares of Common Stock subject to such Warrant and (B) the Merger Consideration, minus (ii) the product of (A) the number of shares of Common Stock subject to such Warrant and (B) the per share exercise price of such Warrant (provided that if such calculation results in a negative number, the lump sum cash payment shall be deemed to be $0).
Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger, the directors set forth in the Merger Agreement shall be the directors of the Surviving Entity. In addition, upon the consummation of the Merger, the certificate of incorporation of the Issuer will be amended and restated as set forth in the Merger Agreement. The bylaws of Action in effect prior to the Merger will be the bylaws of the Surviving Entity until thereafter changed or amended.
Under the Merger Agreement and subject to the terms and conditions contained therein, Action has agreed to (i) call a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement and the Merger, and (ii) recommend to its shareholders the adoption and approval of the Merger Agreement and the Merger. In addition, Action and SMISC have agreed under the terms of the Merger Agreement to prepare a proxy statement to be filed with the Securities and Exchange Commission.
Shareholder Agreement
Pursuant to the Shareholder Agreement, the Primary Shareholder agreed at any meeting of the shareholders of Action that he shall cause the Subject Shares held or controlled by such Shareholder to be voted: (a) in favor of the Merger, the adoption by Action of the Merger Agreement and the approval of the terms thereof and each of the other transaction contemplated by the Merger Agreement; (b) against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Action or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Action’s articles of incorporation or bylaws or other proposal or transaction involving Action, in each case which proposal, transaction or amendment would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation of Action under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Common Stock. Additionally, pursuant to the Shareholder Agreement the Primary Shareholder agreed that he would not commit or agree to take any action inconsistent with the foregoing.
In addition, pursuant to the Shareholder Agreement, the Primary Shareholder agreed that he shall not directly or indirectly, cause or permit any transfer, pledge, assignment or disposition of the Subject Shares, nor would he permit any entity under his control to, deposit any Subject Shares in a voting trust.
The Primary Shareholder also agreed that he would not, nor authorize or permit any of his employees or affiliates, or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative to, directly or indirectly (i) solicit, initiate or encourage, or knowingly take any other action designed to, or which would reasonably be expected to, facilitate, any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal (as defined in the Shareholder Agreement) or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any Takeover Proposal.
The Primary Shareholder also irrevocably granted to and appointed each of SMISC, Ms. Kennedy and Mr. Marcus G. Smith as his proxy and attorney-in-fact, during and for the period from the execution of the Shareholder Agreement until the termination of such agreement to vote the Subject Shares: (i) in favor of adoption of the Merger Agreement and approval of the Merger and any other transactions contemplated by the Merger Agreement, (ii) against any Takeover Proposal and (iii) otherwise in accordance with the Shareholder Agreement.
References and descriptions of the Merger, the Merger Agreement and the Shareholder Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and Shareholder Agreement included as Exhibits 2 and 3 to this Schedule 13D, respectively, which are incorporated by reference herein in their entirety. The transactions set forth in the Merger Agreement are expected to close on or before December 31, 2005.

Item 5.	Interest in Securities of the Issuer
     (a) As of August 29, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of (i) 1,813,600 shares of Common Stock4 plus (ii) 568,390 shares of Common Stock pursuant to options5 to purchase Common Stock which results in an aggregate total of 2,381,990 shares of Common Stock (the “Beneficial Common Stock”). The Beneficial Common Stock constitutes approximately 12.63% of the Common Stock, based on 18,858,711 shares of Common Stock issued and outstanding as of August 29, 2005 (as represented by Action in the Merger Agreement).
     (b) Pursuant to the Shareholder Agreement, SMISC, Ms. Kennedy and Mr. Marcus G. Smith, have each been granted an irrevocable proxy to vote the Beneficial Common Stock owned and controlled by the Primary Shareholder. As a result, each has the shared power to vote, or to direct the voting of the Beneficial Common Stock and thus each may be deemed to be the direct beneficial owner of the Beneficial Common Stock. Neither of the aforementioned has any right or power to dispose of the Beneficial Common Stock, other than as set forth in the Shareholder Agreement.
     By virtue of their stock ownership and voting control, the France Family Group has the ability to elect the entire Board of Directors of ISC and thus has the ability to control the management of ISC. ISC directly controls the management of 88 Corp, which in turn controls the management of MIC, which in turn equally shares in the management of SMISC. Mr. O. Bruton Smith has the ability to control the management of SMI. SMI directly controls SMISC Holdings, Inc., which in turn equally shares in the ownership and management of SMISC Because of the indirect management control of SMISC by the France Family Group, ISC, 88 Corp, MIC, Mr. O. Bruton Smith, SMI and SMISC Holdings, Inc., each may be construed to have the shared power to vote or direct the voting of the Beneficial Common Stock. Thus, each may be deemed to be an indirect beneficial owner of the Beneficial Common Stock. While neither Motorsports LLC nor Merger Sub has the shared power to vote or direct the voting of the Beneficial Common Stock, Motorsports LLC, as parent to the Merger Sub, and Merger Sub, as

[4]	This includes: (a) 906,800 shares of Common Stock, owned by Mr. Fred Wagenhals, plus (b) up to 906,800 shares of Common Stock which may still be owned by Ms. Lisa Wagenhals, former wife of Mr. Fred Wagenhals for a total of 1,813,600 shares of Common Stock. Mr. Wagenhals has the right to vote, but not dispose of the Ms. Wagenhals’ Common Stock. The Reporting Persons cannot be sure that Ms. Wagenhals has not disposed of some or all of the Common Stock owned by her. If Ms. Wagenhals has disposed of any of her Common Stock, Mr. Wagenhals would no longer have the right to vote such shares nor would the Reporting Persons have any rights with respect thereto.

[5]	This includes: (a) the options to purchase 284,195 shares of Common Stock which may still be owned by Mr. Fred Wagenhals, plus (b) the options to purchase up to 284,195 shares of Common Stock owned by Ms. Wagenhals. Mr. Wagenhals has the right to vote any shares that arise from Ms. Wagenhals’ options. The Reporting Persons cannot be sure that Ms. Wagenhals has not exercised some or all of her options. If Ms. Wagenhals has disposed of any of the Common Stock owned by her resulting from the exercise of her options, Mr. Wagenhals would no longer have the right to vote such shares, nor would the Reporting Persons have any rights with respect thereto.

vehicle to effect the Merger, are part of the plan to acquire the Beneficial Common Stock and therefore may be deemed to be an indirect beneficial owner of the Beneficial Common Stock.
     However, (i) other than as specifically set forth in the Shareholder Agreement, the Reporting Persons are not entitled to any rights as a shareholder of Action as to the Beneficial Common Stock, and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) No transactions in the Common Stock were effected in the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), except for the entering into of the Merger Agreement and Shareholder Agreement.
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities of Action.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The information regarding the Merger Agreement and the Shareholder Agreement included in Item 3 and 4 of this Statement is hereby incorporated by reference into this Item 6.
Item 7.       Materials to be Filed as Exhibits
     The following documents are filed as exhibits to this Statement:
     1. Joint Filing Agreement, dated as of September 8, 2005, among SMISC, LLC, Motorsports Authentics, LLC, Motorsports Authentics, Inc., Motorsports International Corporation, 88 Corp., International Speedway Corporation, the France Family Group, Lesa France Kennedy, Speedway Motorsports, Inc., SMISC Holdings, Inc., O. Bruton Smith, and Marcus G. Smith.
     2. Agreement and Plan of Merger Agreement, dated as of August 29, 2005, among SMISC, LLC, Motorsports Authentics, Inc., and Action Performance Companies, Inc.
     3. Shareholder Agreement dated as of August 29, 2005, among SMISC, LLC and Shareholder.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 8th, 2005

MOTORSPORTS AUTHENTICS, LLC		FRANCE FAMILY GROUP

By:	/s/ Marcus G. Smith	By:	/s/ Glenn R. Padgett

Name:	Marcus G. Smith, Manager of SMISC, LLC, Member	Name: Glenn R. Padgett, as attorney in fact
	Manager	for all members of the France Family
Group pursuant to powers of attorney
previously filed with the Commission.

MOTORSPORTS AUTHENTICS, INC.		LESA FRANCE KENNEDY

By:	/s/ Glenn R. Padgett	By:	/s/ Glenn R. Padgett

Name:	Glenn R. Padgett, Initial Director	Name: Glenn R. Padgett, as attorney in fact pursuant to power of attorney previously filed with the Commission.

SMISC, LLC		SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Marcus G. Smith	By:	/s/ William R. Brooks

Name:	Marcus G. Smith, Manager	Name:	William R. Brooks, Executive Vice President

MOTORSPORTS INTERNATIONAL CORPORATION		SMISC HOLDINGS, INC.

By:	/s/ Glenn R. Padgett	By:	/s/ Marcus G. Smith

Name:	Glenn R. Padgett, Secretary/Treasurer	Name:	Marcus G. Smith, Vice-President

88 CORP.		O. BRUTON SMITH

By:	/s/ Glenn R. Padgett	By:	/s/ O. Bruton Smith

Name:	Glenn R. Padgett, Secretary

INTERNATIONAL SPEEDWAY CORPORATION		MARCUS G. SMITH

By:	/s/ Glenn R. Padgett	By:	/s/ Marcus G. Smith

Name:	Glenn R. Padgett, Vice President, Chief Counsel-Operations

Schedule 1
Board of Directors of ISC
The names and present principal employment of the Board of Directors of ISC are set forth below. Each individual is a citizen of the United States and the business address for each, unless otherwise indicated, is 1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

William C. France	Chairman of the Board

James C. France	Vice Chairman of the Board and Chief Executive Officer of ISC

Lesa France Kennedy	Director and President of ISC

Larry Aiello, Jr.	Director. Present employment — President and Chief Executive Officer of Corning Cable Systems, Corning Cable Systems, 800 17th Street N. W., Hickory, NC 28601-1336

J. Hyatt Brown	Director. Present employment — Pres. and Chief Executive Officer of Brown & Brown, Inc., Brown & Brown, Inc., 220 South Ridgewood Avenue, Daytona Beach, FL 32114

Brian Z. France	Director. Present employment — Chairman and CEO of NASCAR

William P. Graves	Director. Present employment — President and CEO of the American Trucking Association, 2200 Mill Road, Alexandria, VA 22314

Christy F. Harris	Director. Present employment — Attorney with Kinsey, Vincent, Pyle, L.C., 150 S. Palmetto Avenue, Box A, Daytona Beach, FL 32114

Raymond K. Mason, Jr.	Director. Present employment — President of Center Bank of Jacksonville, N.A., Center Bank, 1325 Hendricks Avenue, Jacksonville, FL 32207

Gregory W. Penske	Director. Present employment — President of Penske Automotive Group, Penske Auto Group, Inc., 3534 N. Peck Road, El Monte, CA 91731

Edward H. Rensi	Director. Present employment — Chairman & CEO of Team Rensi Motorsports, Team Rensi Motorsports, 6805 Hobson Valley Drive, Suite 106, Woodridge, IL 60517

Lloyd E. Reuss	Director. Present employment — Retired. Present Address — 691 South Hill Road, Bloomfield Hills, MI 48302

Thomas W. Staed	Director. Present employment — Chairman of Staed Family Associates, Ltd, Staed Family Associates, 2001 S. Atlantic Avenue, Daytona, Florida 32118

Executive Officers of ISC
The names of the executive officers of ISC are set forth below. Each individual is a citizen of the United States and the business address for each is 1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

James C. France	Chief Executive Officer
Lesa France Kennedy	President
John R. Saunders	Executive Vice President and Chief Operating Officer
H. Lee Combs Senior	Vice President — Corporate Development
Susan G. Schandel	Senior Vice President, Chief Financial Officer and Treasurer
W. Garrett Crotty	Senior Vice President, Secretary and General Counsel
John E. Graham , Jr.	Vice President, Business Affairs and Corporate Communications
W. Grant Lynch , Jr.	Vice President
Leslie A. Richter	Vice President — Special Projects
Paul D. H. Phipps	Vice President and Chief Marketing Officer
Daniel W. Houser	Vice President, Controller, Chief Accounting Officer and Assistant Treasurer
Glenn R. Padgett	Vice President, Chief Counsel — Operations, Assistant Secretary & Chief Compliance Officer
France Family Group
The France Family Group consists of William C. France, James C. France, members of their families and entities controlled by the natural person members of the group6.
88 Corp.
The names of the executive officers of 88 Corp. are set forth below. Each individual is a citizen of the United States and the business address for each is 1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

William C. France	Director and Chief Executive Officer of 88 Corp.
James C. France	Director and President of 88 Corp.
Lesa France Kennedy	Director
W. Garrett Crotty	Vice President
Susan G. Shandel	Treasure
Daniel W. Houser	Asst. Treasurer
Glenn R. Padgett	Secretary
Motorsports International Corporation

[6]	A complete list of all the members of the France Family Group can be found in its 12th amendment to Schedule 13G which was filed with the SEC on February 14, 2005 with respect to ISC as the issuer.

Michael G. Gentry	Director and President of MIC
Kent A. Bailey	Vice President — Finance
Glenn R. Padgett	Secretary and Treasurer
John R. Saunders	Director
SMISC, LLC
The names of the managers of SMISC, LLC are set forth below. Each individual is a citizen of the Unites States and the business address for each is as set forth below.

Lesa France Kennedy	Manager. 1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

John R. Saunders	Manager. 1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

Marcus G. Smith	Manager. 5555 Concord Parkway South, Concord, North Carolina 28027

Mark M. Gambill	Manager. 5555 Concord Parkway South, Concord, North Carolina 28027
Motorsports Authentics, LLC
Motorsports Authentics, LLC is a wholly-owned subsidiary of SMISC, LLC and is a member managed entity. SMISC, LLC is the sole member of Motorsports Authentics, LLC.
Motorsports Authentics, Inc.
For purposes of the formation of Motorsports Authentics Inc., W. Garrett Crotty, Glen R. Padgett, and Brett M. Scharback are the initial directors of the corporation. Each individual is a citizen of the United States and the business address for each individual is 1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243. In accordance with the Merger Agreement, following the Merger the following individuals shall be the directors of the Surviving Entity. Each individual is a citizen of the United States and the business address for each is as set forth below.

Lesa France Kennedy	1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

John R. Saunders	1801 W International Speedway Blvd., Daytona Beach, FL 32114-1243

Marcus G. Smith	5555 Concord Parkway South, Concord, North Carolina 28027

Mark M. Gambill	5555 Concord Parkway South, Concord, North Carolina 28027
Board of Directors of SMI
The names and present principal employment of the Board of Directors of SMI are set forth below. Each individual is a citizen of the United States and the business address for each individual, unless otherwise indicated, is 5555 Concord Parkway South, Concord, North Carolina 28027.

O. Bruton Smith	Chairman of the Board and Chief Executive Officer of SMI

H.A. Wheeler	Director and President and Chief Operating Officer of SMI

William R. Brooks	Director and Executive Vice President, Treasurer, and Chief Financial Officer of SMI

Marcus G. Smith	Director and Executive Vice President of National Sales and Marketing of SMI

William P. Benton	Director

Mark M. Gambill	Director. Present employment — Managing Partner of Cary Street Partners, a financial advisory and wealth management firm

James P. Holden	Director

Robert L. Rewey	Director

Tom E. Smith	Director
Executive Officers of SMI
The names of the executive officers of SMI are set forth below. Each individual is a citizen of the United States and the business address for each, unless otherwise indicated, is 5555 Concord Parkway South, Concord, North Carolina 28027.

O. Bruton Smith	Chief Executive Officer
H.A. Wheeler	President and Chief Operating Officer
William R. Brooks	Executive Vice President, Treasurer, and Chief Financial Officer
Marcus G. Smith	Executive Vice President of National Sales and Marketing
SMISC Holdings, Inc.
SMISC Holdings, Inc. is a wholly-owned subsidiary of SMI. SMI controls the management of SMISC Holdings, Inc.